SO 4/4/03

VR 4-3-03

03015932

[redacted]
…ATES
…NGE COMMISSION
…C. 20549

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SEC FILE NUMBER
8-53067

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Three Rivers Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Wall Street
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Tabacchi **212-233-0004**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 10 2003
THOMSON FINANCIAL

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 21 2003 WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, **James Tabacchi**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Three Rivers Securities LLC, as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]

Signature

Chief Financial Officer

Title

Mary L. Brady

Notary Public

MARY L. BRADY
Notary Public, State of New York
No. 43-4771923
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires May 31, 2006

This report contains:

[X] (a) Facing Page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Changes in Financial Condition.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[IX] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Managers and Shareholders
of Three Rivers Securities, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in members' equity/deficit, changes in subordinated borrowings, and cash flows present fairly, in all material respects, the financial position of Three Rivers Securities, LLC (a development stage entity) (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 10, the Company has revised its deficit accumulated during development stage at December 31, 2001 from amounts previously reported on by other independent accountants to reflect expenses incurred by the Company that were not recorded.

The Company has extensive transactions and relationships with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules on pages 12 to 14 are presented by management for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 19, 2003

Three Rivers Securities, LLC
(A Development Stage Entity)
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 487,213
Prepaid expenses (Note 4)	266,927
Furniture and equipment, net of $50,229 accumulated depreciation	210,304
Computer software, net of $37,498 accumulated depreciation	107,213
Total assets	$ 1,071,657
Liabilities and Members' Equity	
Accrued legal expenses	$ 941,757
Accrued structuring expenses	800,000
Accrued expenses	374,578
Accounts payable to Matrix (Note 8)	174,490
Payable to CMET (Note 8)	537,000
Accrued interest on subordinated borrowings with PNCCM (Note 8)	31,505
Total liabilities	2,859,330
Subordinated borrowings with PNCCM (Note 8)	300,000
Members' Equity/Deficit	
Common units; par value $10,000 per share - authorized 100 shares; issued and outstanding 1 share	10,000
Preferred units; par value $10,000 per share - authorized 400 shares; issued and outstanding 180 shares	1,800,000
Deficit accumulated during development stage	(3,897,673)
Total members' equity/deficit	(2,087,673)
Total liabilities and members' equity/deficit	$ 1,071,657

The accompanying notes are an integral part of these financial statements.